SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.__)*

CVR Partners, LP

(Name of Issuer)

Common Units

(Title of Class of Securities)

126633205

(CUSIP Number)

Jesse A. Lynn, Esq.

General Counsel
Icahn Enterprises L.P.

16690 Collins Avenue, PH-1

Sunny Isles Beach, FL 33160

(305) 422-4100

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 18, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 126633205

1	Names of reporting persons CVR Energy, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons CVR Energy Holdings, Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons CVR Services, LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) OO

CUSIP No. 126633205

1	Names of reporting persons IEP Energy Holding LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons American Entertainment Properties Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Icahn Enterprises Holdings L.P.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) WC
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) PN

CUSIP No. 126633205

1	Names of reporting persons Icahn Enterprises G.P. Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Beckton Corp.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) CO

CUSIP No. 126633205

1	Names of reporting persons Carl C. Icahn
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check box if disclosure of legal proceedings is required pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with	7	Sole voting power 0
	8	Shared voting power 3,892,000
	9	Sole dispositive power 0
	10	Shared dispositive power 3,892,000
11	Aggregate amount beneficially owned by each reporting person 3,892,000
12	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 36.8%
14	Type of reporting person (see instructions) IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the common units representing limited partner interests (the “Common Units”) of CVR Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479.

Item 2. Identity and Background

The persons filing this statement are CVR Energy, Inc., a Delaware corporation (“CVI”), CVR Energy Holdings, Inc., a Delaware corporation (“CVR Energy Holdings”), CVR Services, LLC, a Delaware limited liability company (“CVR Services”), IEP Energy Holding LLC (“Energy Holding”), American Entertainment Properties Corp. (“AEP”), Icahn Enterprises Holdings L.P. (“Icahn Enterprises Holdings”), Icahn Enterprises G.P. Inc. (“Icahn Enterprises GP”), Beckton Corp. (“Beckton”) and Carl C. Icahn, a citizen of the United States of America (collectively, the “Reporting Persons”).

The principal business address of each of (i) CVI, CVR Energy Holdings and CVR Services is 2277 Plaza Drive, Suite 500, Sugar Land, TX 77479, (ii) Energy Holding, AEP, Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160, and (iii) Mr. Icahn is c/o Icahn Associates Holding LLC, 16690 Collins Avenue, PH-1, Sunny Isles Beach, FL 33160.

CVR Services is a direct, wholly owned subsidiary of CVR Energy Holdings, which is a direct, wholly owned subsidiary of CVI. CVR Services directly owns (i) 100% of the membership interest in the Issuer’s general partner, CVR GP, LLC (“CVR GP”), which holds a non-economic general partner interest in the Issuer, and (ii) approximately 36.8% of the Issuer’s outstanding Common Units.

Icahn Enterprises Holdings is the sole stockholder of AEP, which is the sole member of Energy Holding, which together hold approximately 66% of the outstanding common stock of CVI. Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 86% of the outstanding depositary units representing limited partner interests in Icahn Enterprises L.P. (“Icahn Enterprises”). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

CVI is a diversified holding company primarily engaged in the renewable, petroleum refining and marketing industry and the nitrogen fertilizer manufacturing industry through its interests in the Issuer. Each of CVR Energy Holdings and CVR Services is primarily engaged in the business of holding interests in certain of CVI’s subsidiaries. IEP Energy is primarily engaged in the business of holding common shares of CVI. Each of AEP and Energy Holding is primarily engaged in holding interests in Icahn Enterprises Holdings’ subsidiaries. Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Mr. Icahn’s present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a Nasdaq listed diversified holding company engaged in a variety of businesses, including investment, energy, automotive, food packaging, real estate, home fashion and pharma, and (iii) Chairman of the Board and a director of Starfire Holding Corporation (“Starfire”), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire’s subsidiaries.

The name, citizenship, business address, position at the applicable Reporting Person, present principal occupation or employment (including the business address of such organization) of, and the number and percentage of Common Units owned by, each director and executive officer of the Reporting Persons (collectively, the “Covered Individuals”) are set forth in Schedule A attached hereto.

None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Individual has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

CVI and its affiliates received limited partner interests in the Issuer in the form of special units in connection with the Issuer’s formation in exchange for the contribution of assets and liabilities to the Issuer in October of 2007. The special units converted into Common Units at the time of the Issuer’s initial public offering in April of 2011.

Item 4. Purpose of Transaction

The Reporting Persons continuously evaluate their investment in the Issuer and its subsidiaries and, depending on various factors including, but not limited to, the price of the Common Units or equity interests of the applicable subsidiaries, the terms and conditions of available transactions, prevailing market conditions and such other considerations as the Reporting Persons deem relevant may, at any time or from time to time, and subject to any required regulatory approvals, acquire or dispose of additional Common Units and/or other equity, debt, notes, instruments or other securities of the Issuer and/or its subsidiaries on the open market, in privately negotiated transactions, directly from or to the Issuer, upon the exercise or conversion of securities convertible into or exercisable or exchangeable for other securities or otherwise.

Representatives of the Reporting Persons discuss from time to time with the Issuer’s and/or its subsidiaries’ management, directors, stockholders and other parties, the Issuer’s and its subsidiaries’ performance, business, strategic direction, capital structure, prospects and management, as well as other ways of maximizing stockholder value, which may include extraordinary transactions.

In addition, the Reporting Persons consider from time to time, and currently are considering, strategic options involving the Issuer, which may include the acquisition of some or all of the outstanding publicly held Common Units of the Issuer by the Reporting Persons or other affiliated entities, the sale of the Issuer or the Reporting Persons’ interest therein, or other transactions. Any such acquisition, sale or transaction could be effectuated through open market purchases, tender or exchange offers, exercise of the limited call right contained in the Issuer’s limited partnership agreement (as amended, the “Partnership Agreement”), value-enhancing partnerships, negotiated merger transactions, privately negotiated transactions, sale transactions or otherwise.

There is no assurance that any of the aforementioned or other transactions will develop or materialize, or if they do, as to their timing.

On March 18, 2024, CVI announced the resignation of Hunter C. Gary, Senior Managing Director of Icahn Enterprises, from its Board of Directors for personal reasons and not as a result of any disagreements with CVI on any matter relating to CVI’s operations, policies or practices, and the appointment of Dustin DeMaria, Financial Associate of Icahn Enterprises, and Mark J. Smith to its Board of Directors. Also on March 18, 2024, CVI announced that that its Board of Directors had appointed Mr. Smith and James M. Strock, each of whom was affirmatively determined by CVI’s Board of Directors to be independent of the Reporting Persons, to a special committee of CVI’s Board of Directors formed to consider, evaluate and negotiate on behalf of CVI certain of the potential strategic transactions discussed above.

Item 5. Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 3,892,000 Common Units, representing approximately 36.8% of the Issuer’s outstanding Common Units (based upon the 10,569,637 Common Units stated to be outstanding by the Issuer in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission (the “Commission”) on February 21, 2024).

(b) For purposes of this Schedule 13D:

CVR Services may be deemed to have sole voting power and sole dispositive power with regard to 3,892,000 Common Units. Each of the other Reporting Persons may be deemed to have shared voting power and shared dispositive power with regard to the number of Common Units listed on the applicable cover page for such Reporting Person in this Schedule 13D.

Each of CVI, CVR Energy Holdings, Energy Holding, AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckon and Mr. Icahn, by virtue of their relationship to CVR Services, may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Common Units directly beneficially owned by CVR Services. Each of CVI, CVR Energy Holdings, Energy Holding, AEP, Icahn Enterprises Holdings, Icahn Enterprises GP, Beckon and Mr. Icahn disclaims beneficial ownership of such Common Units for all other purposes.

(c) None of the Reporting Persons nor, to the Reporting Persons’ knowledge, any Covered Individual has effected any transactions with respect to Common Units during the past 60 days.

(d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, Common Units beneficially owned by any of the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

The disclosure set forth above in Item 4 of this Schedule 13D is incorporated herein by reference to this Item 6.

Partnership Agreement

The Issuer’s operations and activities are managed by its general partner, CVR GP, pursuant to the Partnership Agreement. CVR GP’s sole member, CVR Services, is an indirect wholly owned subsidiary of CVI. As such, the Reporting Persons may be deemed to control CVR GP and have the power to elect all of the members of its board of directors. Directors of CVR GP will be indemnified by the Issuer in connection with such service pursuant to a customary form of indemnification agreement (the “Indemnification Agreement”) (a copy of which is filed herewith as an exhibit and incorporated herein by reference), and the Partnership Agreement (a copy of which is filed herewith as an exhibit and incorporated herein by reference).

Issuance of Additional Units

The Partnership Agreement authorizes the Issuer to issue an unlimited number of additional partnership interests for the consideration and on the terms and conditions determined by CVR GP without the approval of the unitholders.

Limited Call Right

Pursuant to the Partnership Agreement, if at any time CVR GP and its affiliates (including the Reporting Persons) own more than 80% of the Common Units, CVR GP will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the Common Units held by public common unitholders at a price not less than their then-current market price, as calculated pursuant to the terms of the Partnership Agreement. CVR GP is not obligated to obtain a fairness opinion regarding the value of the Common Units to be repurchased by it upon exercise of the call right. There is no restriction in the Partnership Agreement that prevents CVR GP from issuing additional Common Units and then exercising its call right. CVR GP may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise this right.

Voting Rights; Meetings

The Partnership Agreement restricts common unitholders’ voting rights by providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than CVR GP, its affiliates, their transferees and persons who acquired such units with the prior approval of the board of directors of CVR GP, may not vote on any matter. The Partnership Agreement also contains provisions limiting the ability of common unitholders to call meetings or to acquire information about the Issuer’s business, as well as other provisions limiting the ability of our common unitholders to influence the manner or direction of the Issuer’s management.

Cash Distributions

The Partnership Agreement does not require the Issuer to pay cash distributions on a quarterly or other basis. CVR GP’s current policy is to distribute to the Issuer’s unitholders each quarter all of the available cash the Issuer generates each quarter, as determined quarterly by the board of directors of CVR GP, but it may change this policy at any time.

Reimbursement of Expenses

Prior to making any distribution on the outstanding Common Units, the Issuer must reimburse CVR GP and its affiliates, including CVI, for all expenses they incur on the Issuer’s behalf, including, without limitation, the Issuer’s pro rata portion of management compensation and overhead charged by CVI in accordance with the Corporate MSA (as defined herein) (a copy of which is filed herewith as an exhibit and incorporated herein by reference). The Corporate MSA does not contain any cap on the amount the Issuer may be required to pay pursuant to the Corporate MSA. The reimbursement of expenses and payment of fees, if any, to CVR GP and its affiliates will reduce the amount of cash to pay distributions to the Issuer’s unitholders.

Transfer of General Partner Interest; Transfer of Ownership Interests in CVR GP

CVR GP may transfer its general partner interest in the Issuer to a third party, including in a merger or in a sale of all or substantially all of its assets, without the consent of the Issuer’s common unitholders. Furthermore, there is no restriction in the Partnership Agreement on the ability of the owners of CVR GP (including the Reporting Persons) to transfer their equity interests in CVR GP to a third party. The new equity owner of CVR GP would then be in a position to replace the board of directors and the officers of CVR GP with its own choices and to influence the decisions taken by the board of directors and officers of CVR GP. If control of CVR GP were transferred to an unrelated third party, the new owner of CVR GP would receive no interest in CVI. The Issuer relies substantially on the senior management team of CVI and has entered into a number of significant agreements with CVI, including the Corporate MSA pursuant to which CVI provides the Issuer with the services of its senior management team. If CVR GP were no longer controlled by CVI, CVI could, upon 90 days’ notice, terminate the Corporate MSA pursuant to which it provides the Issuer with the services of its senior management team.

Registration Rights

Under the Partnership Agreement, subject to certain limitations, the Issuer has agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any units sold by CVR GP or any of its affiliates if an exemption from the registration requirements is not otherwise available. The Issuer will not be required to effect more than two registrations pursuant to this provision in any twelve-month period, and CVR GP can defer filing a registration statement for up to six months if it determines that this would be in the Issuer’s best interests due to a pending transaction, investigation or other event. The Issuer has also agreed that, if the Issuer at any time proposes to file a registration statement for an offering of partnership interests for cash, the Issuer will use all commercially reasonable efforts to include such number of partnership interests in such registration statement as CVR GP or any of its affiliates shall request. The Issuer is obligated to pay all expenses incidental to these registrations, other than underwriting discounts and commissions. The registration rights in the Partnership Agreement are applicable with respect to CVR GP and its affiliates after it ceases to be a general partner for up to two years following the effective date of such cessation.

CVR GP’s Limited Liability Company Agreement

Under the Third Amended and Restated Limited Liability Company Agreement of CVR GP, CVR Services, as the sole member of CVR GP, has the right to elect the members of the board of directors of CVR GP.

Registration Rights Agreement

In addition to the registration rights contained in the Partnership Agreement, CVR Services is party to an amended and restated registration rights agreement, dated April 13, 2011 (the “Registration Rights Agreement”), with the Issuer, pursuant to which the Issuer may be required to register the sale of the Common Units that CVR Services holds. Under the Registration Rights Agreement, CVR Services has the right to request that the Issuer register the sale of Common Units held by CVR Services on six occasions, including requiring the Issuer to make available shelf registration statements permitting sales of Common Units to the public from time to time over an extended period. In addition, CVR Services and its permitted transferees have the ability to exercise certain piggyback registration rights with respect to their securities if the Issuer elects to register any of its equity securities. The Registration Rights Agreement also includes provisions dealing with holdback agreements, indemnification and contribution, and allocation of expenses. All Common Units held by CVR Services and any permitted transferee will be entitled to these registration rights, except that the demand registration rights may only be transferred in whole and not in part.

Omnibus Agreement

CVI is party to an omnibus agreement, dated April 13, 2011 (the “Omnibus Agreement”), with the Issuer and CVR GP, pursuant to which the Issuer has agreed that CVI will have a preferential right to acquire any assets or group of assets that do not constitute assets used in a fertilizer restricted business. In determining whether to exercise any preferential right under the omnibus agreement, CVI may act in its sole discretion, without any fiduciary obligation to the Issuer or the Issuer’s unitholders whatsoever. These obligations will continue so long as CVI owns at least 50% of CVR GP.

Corporate MSA

CVR Services is party to a corporate master services agreement, dated February 19, 2020 (as amended on April 12, 2022, the “Corporate MSA”). Under the Corporate MSA, CVR GP and the Issuer and its subsidiaries, as “service recipients” thereunder, obtain certain management and other administrative and professional services from CVR Services. The Corporate MSA provides for payment by each service recipient, including CVR GP and the Issuer and its subsidiaries, of a monthly fee for goods and services supplied thereunder, subject to netting and an annual true up, as well as pass-through of any direct costs incurred on behalf of a service recipient without markup. Any party may terminate the Corporate MSA upon at least 90 days’ prior written notice.

The summaries of the agreements set forth above are qualified in their entirety by reference to the full text of the agreements, copies of which are attached or incorporated by reference as exhibits to this Schedule 13D as set forth in Item 7 below.

Item 7. Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons (attached).

2	Composite copy of the Second Amended and Restated Agreement of Limited Partnership of CVR Partners, LP (as amended by Amendment No. 1 effective January 1, 2018) (incorporated by reference to Exhibit 3.2 of the Form 10-Q filed by CVR Partners, LP on April 26, 2018 (Commission File No. 001-35120)).

3	Third Amended and Restated Limited Liability Company Agreement of CVR GP, LLC, dated April 13, 2011 (incorporated by reference to Exhibit 3.4 of the Form 10-K filed by CVR Partners, LP on February 24, 2012 (Commission File No. 001-35120)).

4	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.26 of the Form 10-K filed by CVR Partners, LP on February 24, 2012 (Commission File No. 001-35120)).

5	Amended and Restated Registration Rights Agreement, dated as of April 13, 2011, by and between CVR Partners, LP and Coffeyville Resources, LLC (incorporated by reference to Exhibit 10.6 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011 (Commission File No. 001-33492)).

6	Amended and Restated Omnibus Agreement, dated as of April 13, 2011, among CVR Energy, Inc., CVR GP, LLC and CVR Partners, LP (incorporated by reference to Exhibit 10.2 of the Form 8-K/A filed by CVR Energy, Inc. on May 23, 2011 (Commission File No. 001-33492)).

7	Corporate Master Service Agreement, dated as of February 19, 2020, among CVR Services, LLC, CVR Energy, Inc., CVR Partners, LP and the subsidiaries listed therein (incorporated by reference to Exhibit 10.14 of the Form 10-K filed by CVR Partners, LP on February 20, 2020 (Commission File No. 001-35120)).

8	Amendment to Corporate Master Service Agreement, dated as of April 12, 2022, among CVR Services, LLC, CVR Energy, Inc., CVR Partners, LP and the subsidiaries listed therein (incorporated by reference to Exhibit 10.6 of the Form 10-Q filed by CVR Partners, LP on May 3, 2022 (Commission File No. 001-35120)).

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 18, 2024

CVR ENERGY, INC.

By: /s/ Dane J. Neumann

Name: Dane J. Neumann

Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

CVR ENERGY HOLDINGS, INC.

By: /s/ Dane J. Neumann

Name: Dane J. Neumann

Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

CVR SERVICES, LLC

By: /s/ Dane J. Neumann

Name: Dane J. Neumann

Title: Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary

IEP ENERGY HOLDING LLC

By: American Entertainment Properties Corp., its sole member

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

AMERICAN ENTERTAINMENT PROPERTIES CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

ICAHN ENTERPRISES HOLDINGS L.P.

By: Icahn Enterprises G.P. Inc., its general partner

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

ICAHN ENTERPRISES G.P. INC.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Chief Financial Officer and Secretary

BECKTON CORP.

By: /s/ Ted Papapostolou

Name: Ted Papapostolou

Title: Vice President

/s/ Carl C. Icahn____________

CARL C. ICAHN

[Signature Page of Schedule 13D – CVR Partners, LP]